Exhibit 12.1

VISA INC.
STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the years ended September 30,
(in millions, except for ratios)	2013	2012	2011	2010	2009
Earnings:
Income before income taxes including non-controlling interest(1)	$7,257	$2,207	$5,656	$4,638	$4,000
Fixed charges	4	(29)	32	72	120
Other adjustments	4	7	4	8	(4)
Total earnings	$7,265	$2,185	$5,692	$4,718	$4,116
Fixed charges:
Interest expense(2)	$4	$(29)	$32	$72	$115
Interest capitalized and estimate of interest in rental expense	—	—	—	—	5
Total fixed charges	$4	$(29)	$32	$72	$120

Ratio of earnings to fixed charges(3)	1,880.7	(75.9)	175.5	65.5	34.3

(1)
During fiscal 2012, we recorded a litigation provision of $4.1 billion and related tax benefits associated with the interchange multidistrict litigation, which is covered by the retrospective responsibility plan. See Note 3—Retrospective Responsibility Plan and Note 20—Legal Matters to our consolidated financial statements.

(2)
Interest expense for the five years presented primarily consists of accretion on litigation matters, interest expense related to uncertain tax positions and interest expense on outstanding debt. Interest expense related to uncertain tax positions for the years ended September 30, 2013, 2012, 2011, 2010 and 2009 was $9 million, $(45) million, $7 million, $37 million and $17 million, respectively. During fiscal 2012, we reversed all previously recorded tax reserves and accrued interest associated with uncertainties related to the deductibility of covered litigation expense recorded in fiscal 2007 through fiscal 2011. See Overview in Item 7—Management's Discussion and Analysis of Financial Condition and Results of Operations of this report.

(3)	Figures in the table may not recalculate exactly due to rounding. Earnings to fixed charges ratios are calculated based on whole numbers, not the rounded numbers presented.